UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Mercer International Inc.

(Name of Issuer)

Common Stock, par value $1.00

(Title of Class of Securities)

588056101

(CUSIP Number)

Peter R. Kellogg

48 Wall Street

30th Floor

New York, New York 10005

(212) 389-5841

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 588056101

1.	Names of Reporting Persons Peter R. Kellogg
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,893,627
	8.	Shared Voting Power
	9.	Sole Dispositive Power 16,893,627
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,893,627
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 588056101

1.	Names of Reporting Persons IAT Reinsurance Compan Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,603,223
	8.	Shared Voting Power
	9.	Sole Dispositive Power 15,603,223
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,603,223
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.9%
14.	Type of Reporting Person (See Instructions) CO

Introduction

This Amendment No. 3 ("AMENDMENT NO. 3") to Schedule 13D is being filed pursuant to Rule13d-1(f) regarding shares of the common stock, par value $1.00 per share (the "SHARES"), of Mercer International Inc., a Washington corporation (the "COMPANY") that may be deemed to be beneficially owned by Peter R. Kellogg and/or IAT Reinsurance Company, Ltd., a Bermuda limited liability company (“IAT"). IAT and Peter R. Kellogg are each referred hereto as a Reporting Person, and are collectively referred to as the Reporting Persons.

This Amendment No. 3 amends and supplements the statement on Amendment No. 2 to Schedule 13D dated February 11, 2013 relating to the Shares. This Amendment No. 3 reflects transactions and developments through December 31, 2013, relating to such Reporting Persons' holdings of the Company. Only those items hereby reported in this Amendment No. 3 are amended and all other items remain unchanged. Terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 13D, as amended.

Item 1

Security and Issuer

The class of security to which this statement relates is common stock, par value $1.00 per share of the Company, which is organized under the laws of the state of Washington. The address of the principal executive office of the Company is Suite 1120, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

Item 2

Identity and Background

(a) This Amendment No. 3 is filed on behalf of Peter R. Kellogg and IAT. Mr. Kellogg is the sole owner of IAT’s voting stock, is a member of IAT’s board of directors, and is the President and CEO of IAT. Amendment No. 2 to Schedule 13D was filed by the Reporting Persons on February 11, 2013 and is incorporate by reference herein. A joint filing agreement of Mr. Kellogg and IAT is attached as Exhibit A to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 25, 2010 and incorporated by reference herein.

(b) The business address for Mr. Kellogg and IAT is 48 Wall Street, 30th floor, New York, NY 10005.

(c), (f) Mr. Kellogg is an American citizen and a private investor. IAT is a reinsurance company incorporated in Bermuda.

(d)-(e) During the last five years, neither IAT, Mr. Kellogg, nor, to their knowledge, any of the directors or executive officers of IAT has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3

Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the Shares was derived from the working capital of IAT and its wholly-owned subsidiaries, from funds of the foundation administered by Mr. Kellogg, and the funds of the companies controlled by Mr. Kellogg.

Item 4

Purpose of Transaction

The Shares were acquired for investment purposes in the ordinary course of business and were not acquired with the purpose or effect of changing or influencing control of the Company. Mr. Kellogg and IAT believe that the Shares represented an attractive investment opportunity. Mr. Kellogg and IAT review their holdings of the Company on an ongoing basis and, depending on such review and on various factors, including, without limitation, the price of the Shares, stock market conditions, the financial position and strategic direction of the Company, and general economic and industry conditions, Mr. Kellogg and IAT may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares. In addition, Mr. Kellogg and IAT may, alone or with others, pursue discussions with the Company, other stockholders and third parties with regard to their investment in the Company and/or otherwise change their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. Any purchases may be effected directly or through one or more entities controlled or deemed to be controlled by Mr. Kellogg. Any purchases or sales may be in the open market, in a privately negotiated transaction or otherwise.

Except as set forth herein, neither Mr. Kellogg nor IAT have any plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

Item 5.

Interest in Securities of the Issuer

(a) As of the close of business on December 31, 2013, the Mr. Kellogg beneficially owned an aggregate of 16,893,627 Shares, constituting approximately 30.3% of the Shares outstanding.

(b) IAT Reinsurance is the owner of 15,603,223 Shares, constituting approximately 27.9% of the Shares outstanding. Mr. Kellogg has sole dispositive and voting power with respect to the Shares owned by IAT. By virtue of his position with IAT, Mr. Kellogg may be considered to indirectly beneficially own such shares. Mr. Kellogg disclaims beneficial ownership of any shares owned by IAT. In addition, Mr. Kellogg disclaims beneficial ownership of 1,000,000 Shares owned by his wife, Cynthia. This statement should not be deemed to be an admission that Mr. Kellogg is a member of any "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(c) During the past 60 days, the Reporting Persons have not engaged in any transactions in the Shares.

(d) The non-voting stockholders of IAT have the right to participate in the receipt of dividends from, or proceeds from the sale of, the common shares held by them in accordance with their ownership interest in IAT.

(e) Not Applicable

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 5(d) above, to the best knowledge of Mr. Kellogg and IAT, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons enumerated in Item 2 or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.

Material to be Filed as Exhibits

Exhibit A - Joint Filing Agreement between Peter R. Kellogg and IAT Reinsurance Company Ltd., incorporated by reference from a Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 25, 2010.

Exhibit B - Power of Attorney in favor of Marguerite R. Gorman to sign all 13D and 13G filings on behalf of Mr. Peter R. Kellogg. Incorporated by reference from a Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 5, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2014
DATE

IAT REINSURANCE COMPANY LTD.
/s/ Marguerite R. Gorman, attorney in fact
Peter R. Kellogg, President & CEO

/s/ Marguerite R. Gorman, attorney in fact
Peter R. Kellogg

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